Oppenheimer & Co. Inc.

85 Broad Street, 26th Floor

New York, NY 10004

December 8, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VistaGen Therapeutics, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-221009)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Oppenheimer & Co. Inc., as the representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (New York time) on December 8, 2017, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that the underwriters are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

OPPENHEIMER & CO. INC.
As the Representative of the Underwriters

By:	/s/ Eric Helenek
Name:	Eric Helenek
Title:	Managing Director